Seaport West 155 Seaport Boulevard Boston, MA 02210-2600

617.832.1000 main 617.832.7000 fax

Stacie S. Aarestad 6178321108 direct saarestad@foleyhoag.com

May 6, 2024

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kyle Wiley

Division of Corporation Finance

Office of Technology

Re:	Zapata Computing Holdings Inc.

Registration Statement on Form S-1

Filed April 24, 2024

File No. 333-278891

Ladies and Gentlemen:

On behalf of Zapata Computing Holdings Inc., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 30, 2024 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). The Registrant has revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) which reflects these revisions and updates other information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

ATTORNEYS AT LAW	BOSTON | DENVER | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

Securities and Exchange Commission

Division of Corporation Finance

May 6, 2024

Registration Statement on Form S-1

Cover Page

1.

We note your disclosure indicating that “while the trading price of the Common Stock is less than the exercise price per share of approximately $11.50, we expect that warrantholders would not exercise their Warrants.” Provide similar disclosure in the risk factors and MD&A sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE:

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 24 and 91 of Amendment No. 1.

2.

We note that you are registering “up to 42,372 shares of Common Stock issued to third parties in exchange for services provided in connection with the Merger.” Please identify the relevant third parties.

RESPONSE:

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 83

3.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

RESPONSE:

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 85-86 of Amendment No. 1.

Selling Securityholders, page 163

4.

With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S- K Compliance and Disclosure Interpretations.

Securities and Exchange Commission

Division of Corporation Finance

May 6, 2024

RESPONSE:

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 165-172 of Amendment No. 1.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (617) 832-1108.

Sincerely,

/s/ Stacie S. Aarestad
Partner

cc:	Securities and Exchange Commission

Matthew Crispino

Zapata Computing Holdings Inc.

Christopher Savoie